UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 4)

MICROCELL TELECOMMUNICATIONS INC. (Name of Subject Company (Issuer))

TELUS CORPORATION (Name of Filing Person (Offeror))

CLASS A RESTRICTED VOTING SHARES, CLASS B NON-VOTING SHARES, WARRANTS 2005 and WARRANTS 2008 (Titles of Classes of Securities)

59501T882, 59501T874, 59501T163 and 59501T171 (CUSIP Numbers of Classes of Securities)

Audrey T. Ho
Vice President, Legal Services and General Counsel
TELUS Corporation
8-555 Robson Street
Vancouver, British Columbia V6B 3K9, Canada
(604) 697-8044
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

CT Corporation System 111 Eighth Avenue, 13th Floor New York, New York 10011 (212) 590-9200 (Name, address and telephone number of agent for service in the United States)

Copies to: Christopher W. Morgan, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 Toronto, Ontario M5K 1J5, Canada (416) 777-4700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
U.S.$798,065,574	U.S.$101,115

*	Estimated for purposes of calculating the amount of the filing fee only. The Transaction Valuation is the sum of (1) the product of 235,961 class A restricted voting shares ("Class A Shares"), of Microcell Telecommunications Inc. ("Microcell"), and consideration of Cdn.$29.00 per Class A Share in cash plus (2) the product of 34,827,210 (which includes 5,747,857 outstanding stock options and warrants for) class B non-voting shares ("Class B Shares"), of Microcell and the tender offer consideration of Cdn.$29.00 per Class B Share in cash plus (3) the product of 3,998,302 Warrants 2005 ("Warrants 2005"), of Microcell and the tender offer consideration of Cdn.$9.67 per Warrant 2005 in cash plus (4) the product of 6,663,943 Warrants 2008 ("Warrants 2008"), of Microcell and the tender offer consideration of Cdn.$8.89 per Warrant 2008 in cash, converted to U.S. dollars at the May 13, 2004, noon spot exchange rate as reported by the Bank of Canada (Cdn.$1.3968 = U.S.$1.00). The maximum number of Microcell securities to be acquired in the tender offers is based on Microcell's outstanding share capital as at May 3, 2004 as set forth in a press release issued by Microcell, dated May 5, 2004, which was attached to a Form 6-K filed by Microcell with the United States Securities and Exchange Commission on May 5, 2004.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the United States Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the United States Securities and Exchange Commission on January 26, 2004, equals the product of 0.0001267 and the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	U.S.$101,115	Filing Party:	TELUS Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	May 17, 2004

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.	[_]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.	[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

This Amendment No. 4 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, this “Schedule TO”) originally filed with the United States Securities and Exchange Commission on May 17, 2004, as amended, by TELUS Corporation, a company governed by the laws of British Columbia (the “Offeror”), relating to the offers by the Offeror to purchase all of the issued and outstanding class A restricted voting shares (“Class A Shares”), class B non-voting shares (“Class B Shares” and, collectively with the Class A Shares, together with the associated Rights, the “Shares,” including Shares issuable upon the exercise of outstanding options, warrants or other conversion or exchange rights other than the Rights), Warrants 2005 (“Warrants 2005”), and Warrants 2008 (“Warrants 2008”), of Microcell Telecommunications Inc. at a purchase price of Cdn.$29.00 per Class A Share, Cdn.$29.00 per Class B Share, Cdn.$9.67 per Warrant 2005 and Cdn.$8.89 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offers to Purchase and Circular, dated May 17, 2004 (the “Offers to Purchase”), and the related Letters of Acceptance and Transmittal, which, together with any amendments or supplements thereto, collectively, constitute the “Offering Materials.” The information set forth in the Offering Materials is hereby incorporated by reference with respect to Items 1 through 9 and 11 of this Schedule TO. Except where otherwise indicated in this Schedule TO, all references to “dollars” or “$” are to Canadian dollars. Capitalized terms used but not defined in this Schedule TO shall have the meanings ascribed thereto in the Offering Materials.

Item 11.	Additional Information.

In a Form 6-K filed by the Company with the SEC on August 10, 2004 (the “Form 6-K”), the Company publicly disclosed certain projected financial information (the “Projections”). The Projections were made available to the Offeror and certain of its representatives through access to an electronic data room established by the Company and also through other information provided directly to the Offeror under the terms of a confidentiality agreement entered into on June 22, 2004 between the Offeror and the Company, as part of the Offeror’s due diligence review of the Company. In the Form 6-K, the Company publicly stated that (1) it determined to make the Projections publicly available in accordance with securities laws considerations and (2) the Projections do not take into account any of the transactions contemplated by the Offers. A reader of the Projections should review the cautionary language in the Form 6-K accompanying the Projections.

The information made available to the Offeror and certain of its representatives included certain financial projections for the Company as an independent company on an annual basis for a multi-year period. Based on such financial projections for the Company and taking into account, among other factors, the business, operations and finances of the Company of which the Offeror has actual knowledge, the cautionary language in the Form 6-K accompanying the Projections and in the Company’s filings with the securities regulatory authorities in Canada and the United States and the volatility and cyclicality of the wireless industry, the Offeror reasonably believes that the Projections publicly disclosed by the Company in the Form 6-K represent the material financial projections for the Company provided to the Offeror under the terms of the Confidentiality Agreement. The Offeror expressly disclaims and does not assume responsibility for the validity, accuracy, achievability, reasonableness or completeness of the Projections and did not participate in their preparation.

The reference in this Schedule TO to the Projections should not be regarded as an indication that the Offeror or any of its affiliates or representatives considered or consider the Projections to be a reliable prediction of future events, the future performance of the Company or the value of the Securities. Neither the Offeror nor any of its affiliates or representatives has made or makes any representation to any person regarding the Projections or the ultimate performance of the Company compared to the information contained in the Projections.

Item 12.	Exhibits.

(a)(1)(i)	Offers to Purchase and Circular, dated May 17, 2004.*
(a)(1)(ii)	Letter of Acceptance and Transmittal for the Shares.*
(a)(1)(iii)	Letter of Acceptance and Transmittal for the Warrants.*
(a)(1)(iv)	Notice of Guaranteed Delivery for the Shares.*
(a)(1)(v)	Notice of Guaranteed Delivery for the Warrants.*
(a)(1)(vi)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(viii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(ix)	Notice of Extension and Variation dated June 22, 2004.*
(a)(1)(x)	Notice of Extension dated July 22, 2004.*
(a)(5)(i)	Press Release issued by TELUS Corporation on May 13, 2004.*
(a)(5)(ii)	E-mail message from the President and Chief Executive Officer of TELUS Corporation sent to employees of TELUS Corporation on May 13, 2004.*
(a)(5)(iii)	Summary Advertisement published on May 17, 2004.*
(a)(5)(iv)	Press Release issued by TELUS Corporation on June 22, 2004.*
(a)(5)(v)	Press Release issued by TELUS Corporation on July 22, 2004.*
(b)(1)	2004 Credit Agreement, dated as of May 7, 2004, by and among TELUS Corporation and TELUS Communications Inc., as Borrowers, the Toronto-Dominion Bank, as Administration Agent, those institutions whose names are set forth on the execution pages thereof under the heading "Lenders", as Lenders, TD Securities and RBC Capital Markets, as Co-Lead Arrangers, TD Securities, as Bookrunner, Royal Bank of Canada, as Syndication Agent, Bank of Montreal, The Bank of Nova Scotia and Canadian Imperial Bank of Commerce, as Co-Documentation Agents (incorporated by reference to the Form 6-K filed with the United States Securities and Exchange Commission by TELUS Corporation on May 17, 2004).*
(c)	Not applicable.
(d)(1)	Confidentiality Agreement, dated June 22, 2004, by and between TELUS Corporation and Microcell Telecommunications Inc.*
(e)	Not applicable.
(f)	Not applicable.
(g)(1)	Soliciting Dealer Information Memorandum, dated May 2004.*
(h)	Not applicable.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELUS CORPORATION

By:	/s/ Audrey T. Ho

Name:	Audrey T. Ho
Title:	Vice President, Legal Services and General Counsel

Dated: August 13, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)(i)	Offers to Purchase and Circular, dated May 17, 2004.*
(a)(1)(ii)	Letter of Acceptance and Transmittal for the Shares.*
(a)(1)(iii)	Letter of Acceptance and Transmittal for the Warrants.*
(a)(1)(iv)	Notice of Guaranteed Delivery for the Shares.*
(a)(1)(v)	Notice of Guaranteed Delivery for the Warrants.*
(a)(1)(vi)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(viii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(ix)	Notice of Extension and Variation dated June 22, 2004.*
(a)(1)(x)	Notice of Extension dated July 22, 2004.*
(a)(5)(i)	Press Release issued by TELUS Corporation on May 13, 2004.*
(a)(5)(ii)	E-mail message from the President and Chief Executive Officer of TELUS Corporation sent to employees of TELUS Corporation on May 13, 2004.*
(a)(5)(iii)	Summary Advertisement published on May 17, 2004.*
(a)(5)(iv)	Press Release issued by TELUS Corporation on June 22, 2004.*
(a)(5)(v)	Press Release issued by TELUS Corporation on July 22, 2004.*
(b)(1)	2004 Credit Agreement, dated as of May 7, 2004, by and among TELUS Corporation and TELUS Communications Inc., as Borrowers, the Toronto-Dominion Bank, as Administration Agent, those institutions whose names are set forth on the execution pages thereof under the heading "Lenders", as Lenders, TD Securities and RBC Capital Markets, as Co-Lead Arrangers, TD Securities, as Bookrunner, Royal Bank of Canada, as Syndication Agent, Bank of Montreal, The Bank of Nova Scotia and Canadian Imperial Bank of Commerce, as Co-Documentation Agents (incorporated by reference to the Form 6-K filed with the United States Securities and Exchange Commission by TELUS Corporation on May 17, 2004).*
(c)	Not applicable.
(d)(1)	Confidentiality Agreement, dated June 22, 2004, by and between TELUS Corporation and Microcell Telecommunications Inc.*
(e)	Not applicable.
(f)	Not applicable.
(g)(1)	Soliciting Dealer Information Memorandum, dated May 2004.*
(h)	Not applicable.

* Previously filed.